Issuance of Bonds in Korea

Maturity	Amount	Interest Rate

7 years	Won 100 billion	5 year government bond rate as of the date before issuance plus 0.50%

10 years	Won 100 billion	5 year government bond rate as of the date before issuance plus 0.75%

Issuance date: April 20, 2005

Purpose of issuance: Raise capital for repayment of long-term debt obligations.

Underwriter: Daewoo Securities Co., Ltd.